Exhibit 99.3

SANGOMA TECHNOLOGIES CORPORATION

Notice of Annual and Special Meeting of Shareholders

and

Management Information Circular

November 1, 2022

To be held on
December 13, 2022
via live audio webcast at 11:00 a.m. (Toronto time)

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		1

MANAGEMENT INFORMATION CIRCULAR		1

EXCHANGE RATE		1

PROXY SOLICITATION AND VOTING		1

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES		5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		6

PRINCIPAL HOLDERS OF VOTING SHARES		6

MATTERS TO BE ACTED UPON AT THE MEETING		7

1	Presentation of Financial Statements	7

2	Election of Directors	7

3	Appointment of Auditors	11

4	Approval of Omnibus Plan	12

5	Approval of the By-Law No. 1 Amendment	12

6	Other Business	12

COMPENSATION		13

1	Base Salary	18

2	Short-Term Incentives	18

3	Long Term Incentive Plan	19

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		25

REPORT ON CORPORATE GOVERNANCE		26

EQUITY INCENTIVE PLAN		31

GENERAL		39

NASDAQ CORPORATE GOVERNANCE		39

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS		40

INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		40

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		40

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		40

Schedule A OMNIBUS PLAN RESOLUTION		1

Schedule B BY-LAW RESOLUTION		1

Schedule C AUDITOR REPORTING PACKAGE		2

SANGOMA TECHNOLOGIES CORPORATION

Suite 100
100 Renfrew Drive
Markham, ON L3R 9R6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast at https://meetnow.global/MJKTTU7 on Tuesday, December 13, 2022 at 11:00 a.m. (Toronto time) for the following purposes:

(a)	TO RECEIVE the consolidated audited financial statements of the Corporation for the financial year ended June 30, 2022, and the auditor’s report thereon;

(b)	TO ELECT members of the board of directors of the Corporation;

(c)	TO APPOINT KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

(d)	TO CONSIDER and, if deemed appropriate, to approve the omnibus equity incentive plan and the unallocated awards thereunder, as more particularly described in the Circular;

(e)	TO CONSIDER and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Schedule “A”), with or without amendments, to ratify an amendment to By-Law No. 1 (the “By-Law No. 1 Amendment”) for Sangoma to remove the majority Canadian director residency requirements; and

(f)	TO TRANSACT such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Shareholders of record at the close of business on November 8, 2022 (the “Record Date”) will be entitled to vote at the Meeting.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Markham, Ontario this 1st day of November, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

Per:	“William Wignall”
Name: William Wignall
Title: President, Chief Executive Officer and Director

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MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted or the context otherwise indicates, the “Corporation”, “Sangoma”, “us”, “we” or “our” refer to Sangoma Technologies Corporation, together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The board of directors of the Corporation is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them.

Except as otherwise stated in this Management Information Circular (the “Circular”), the information contained herein is given as of November 1, 2022. Unless otherwise specified in this Circular, numbers and price of the common shares (“Common Shares”) and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”), effective as of November 2, 2021, on the basis of one new Common Share for every seven outstanding Common Shares (the “Consolidation Ratio”). No person is authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular.

EXCHANGE RATE

In this Circular, unless otherwise noted or the context otherwise indicates, all Canadian dollar amounts have been converted to U.S. dollars at the following Bank of Canada average exchange rates:

Fiscal 2022: C$1.00 = US$0.7901

Fiscal 2021: C$1.00 = US$0.7807

Fiscal 2020: C$1.00 = US$0.7453

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “C” before a specified dollar amount.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the Annual and Special Meeting, to be held on December 13, 2022, at the time and place and for the purposes set forth in the Notice of the Annual and Special Meeting of Shareholders (the “Notice”) or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or electronic means by directors, officers or employees of the Corporation. None of these individuals will receive extra compensation for such efforts. The cost of solicitation will be borne by the Corporation. The Corporation has distributed, or made available for distribution, copies of the Notice, Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to holders of Common Shares (“Beneficial Holders”) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Holders. The solicitation of proxies from Beneficial Holders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Holders are provided by the Intermediaries. The Corporation will reimburse reasonable expenses incurred by the Intermediaries in connection with the distribution of these materials.

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Voting at the Meeting

We encourage Shareholders to submit their votes in advance by going to www.investorvote.com and entering the 15-digit control number from their proxy, by fax to (+1-866-249-7775 within North America or +1-416-263-9524 from all other countries), or by mail to Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

Voting as a Registered Holder

Registered holders of Common Shares (“Registered Holders”) on the record date may vote online at the Meeting. To have their Common Shares voted at the Meeting, each Registered Holder will be required to enter their control provided by Computershare at https://meetnow.global/MJKTTU7 prior to the start of the meeting.

Alternatively, a Registered Holder may give another person authority to represent them and vote their Common Shares online at the Meeting, as described below under the heading “Appointment of Proxies”.

Voting as a Beneficial Holder

Beneficial Holders who have appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their Common Shares voted at the Meeting, each proxyholder will be required to enter their Invitation Code provided by Computershare at https://meetnow.global/MJKTTU7 prior to the start of the meeting. In order to vote, Beneficial Holders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/Sangoma after submitting their voting instruction form in order to receive an Invitation Code (please see the information under the heading below entitled “Appointment of a Third Party as Proxy” and “Attendance and Participation at the Meeting”).

Attendance and Participation at the Meeting

This year we are again holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast. All Shareholders, regardless of their geographic location or equity ownership, will have an opportunity to participate in the Meeting and engage with Directors and management of the Corporation, as well as with other Shareholders.

If you have any difficulties accessing the Meeting, please contact our webcast provider at: +1-888-724-2416 / International +1 781-575-2748.

Attending the Meeting online enables Registered Holders and duly appointed proxyholders, including Beneficial Holders who have duly appointed themselves as their proxy, to participate in the Meeting and ask questions, all in real time. Registered Holders and duly appointed proxyholders can vote at the appropriate times during the Meeting. Guests, including Beneficial Holders who have not duly appointed themselves as their proxy, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote or ask questions.

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•	Log in online at https://meetnow.global/MR6VG9T. We recommend that you log in at least one hour before the Meeting starts.

•	Click “Shareholder” and then enter your control number or an Invitation Code.

OR

•	Click “Guest” and then complete the online form.

Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number. If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Duly appointed proxyholders: Computershare will provide the proxyholder with an Invitation Code by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of Proxies” below.

Registered Holders and Beneficial Holders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Registered Holder or duly appointed proxyholders will be able to submit questions online by clicking on the submit questions button. If there are questions pertinent to Meeting matters that are unanswered during the Meeting due to time constraints, management will post answers to a representative set of such questions at the Meeting event page posted at www.sangoma.com. The questions and answers will be available as soon as practicable after the Meeting and will remain available until the Corporation’s 2023 management information circular is filed.

Appointment of Proxies

Shareholders will receive a form of proxy or voting instruction form (the “Form of Proxy”) for use in connection with the Meeting. Each of the persons named in the Form of Proxy is an officer of the Corporation. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) to attend and act for him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy.

To be valid, proxies or instructions must be completed, signed, dated by a Registered Holder and returned to Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by mail, by fax (+1-866-249-7775 within North America or +1-416-263-9524 from all other countries) or via the internet at www.investorvote.com. A proxy should be executed by the Shareholder or his or her attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The proxy must be deposited with Computershare by no later than 9:00 a.m. (Toronto Time) on December 9, 2022, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

The following applies to Shareholders who wish to appoint someone as their proxy other than the Sangoma proxyholders named in the Form of Proxy or voting instruction form. This includes Beneficial Holders who wish to appoint themselves as their proxy to attend, participate, vote or ask questions at the Meeting. Shareholders who wish to appoint someone other than the Sangoma proxyholders as their proxy to attend the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as their proxy AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invitation Code that is required to vote at the Meeting.

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Step 1: Submit your proxy or voting instruction form: To appoint someone other than the Sangoma proxyholders as your proxy, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Holder and wish to vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary or Broadridge, follow all of the applicable instructions provided by your Intermediary or Broadridge AND register yourself as your proxy, as described below. By doing so, you are instructing your Intermediary or Broadridge to appoint you as your proxy. It is important that you comply with the signature and return instructions provided to you by your Intermediary or Broadridge. See the section below entitled “Attendance and Participation in the Meeting”.

If you are Beneficial Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxy, in addition to the steps described below in the section entitled “Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your broker, bank or other agent, you must then submit such legal proxy to Computershare. Requests for registration from Beneficial Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third party as their proxy must be sent by e-mail to uslegalproxy@computershare.com or by courier to: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, and in both cases, must be labelled “Legal Proxy” and received no later than 11:00 a.m. (Toronto time) on December 9, 2022 or at least 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials.

Step 2: Register your proxyholder: To register a third party proxyholder, Shareholders must visit https://www.computershare.com/Sangoma by 11:00 a.m. (Toronto time) on December 9, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invitation Code via email. Without an Invitation Code, proxyholders will not be able to vote or ask questions at the Meeting but will be able to attend as a guest.

Revocation of Proxies

If you are a Registered Holder, you may change a vote you made by proxy by voting again by any of the means, and by the deadlines, described in the section above entitled “Appointment of Proxies”. Your new instructions will revoke your earlier instructions.

If you are a Registered Holder and you voted by proxy, you can revoke your voting instructions at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof by (i) depositing an instrument in writing or by electronic signature (from you or a person authorized to sign on your behalf) to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1; (ii) transmitting, by telephone or electronic means, a revocation to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 that is signed by electronic signature; (iii) any other manner permitted by law.

If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.

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Only Registered Holders have the right to revoke a proxy. If you are a Beneficial Holder, contact your Intermediary or Broadridge to find out how to change or revoke your voting instructions and the timing requirements, or for other voting questions. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy card or voting instruction form to ensure it is given effect at the Meeting.

Voting of Proxies

The Common Shares represented by the Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such specification, such Common Shares will be voted at the Meeting as follows:

•	FOR the election of those persons listed in this Circular as the proposed Directors for the ensuing year;

•	FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the Board to fix the auditor’s remuneration;

•	FOR the approval of an ordinary resolution (the “By-Law Resolution”) the text of which is attached hereto as Schedule “B”), with or without amendments, ratifying the By-Law No. 1 Amendment; and

•	FOR the approval of the omnibus equity incentive plan and the unallocated awards thereunder.

For more information on these issues, please see the section entitled “Matters to Be Acted Upon at the Meeting” in this Circular. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to any other matters which may properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy to vote in accordance with their best judgment on such matter or business. As at the date of this Circular, the Directors know of no such amendments, variations or other matters.

Quorum

A quorum for the transaction of business at the Meeting or any adjournment or postponement thereof shall be two persons present and entitled to vote at the Meeting.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. Common Shares held by a Beneficial Holder that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Corporation as the Registered Holders can be recognized and acted upon at the Meeting.

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Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Corporation and such Common Shares are more likely registered in the name of CDS Clearing and Depository Services Inc. (“CDS”), which acts as a nominee for many Canadian brokerage firms, and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Corporation (“DTC”), which acts as a nominee for many U.S. brokerage firms and custodian banks, or their nominees.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. Proxy-related materials will be sent by the Corporation directly to “non-objecting beneficial owners” under NI 54-101. The Corporation intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxyholder for the Registered Holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Registered Holder should enter their own names in the blank space on the Form of Proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

At the Meeting, each holder of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “STC” and the Nasdaq Stock Market (“NASDAQ”) under the symbol “SANG”.

As of the date of this Circular, there are 22,259,151 Common Shares issued and outstanding.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares.

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MATTERS TO BE ACTED UPON AT THE MEETING

1	Presentation of Financial Statements

The financial statements of the Corporation for the year ended June 30, 2022 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2	Election of Directors

The Corporation’s articles provide that the Board is to consist of a minimum of three and a maximum of nine Directors, with the actual number to be determined from time to time by the Board. The Board currently consists of five Directors and the present term of office of each Director of the Corporation will expire upon the election of Directors at the Meeting.

It is proposed that each of the five (5) persons whose name appears below under the heading “Director Nominees” be elected as a Director of the Corporation to serve, until the close of the next annual meeting of Shareholders or until his successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws.

The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below under the heading “Director Nominees”. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” at a meeting of Shareholders, such nominee shall offer his or her resignation as a director to the Board promptly following the meeting of Shareholders at which the Director was elected. The Compensation and Nominating Committee (the “CNC”) will consider such offer and make a recommendation to the Board as to whether or not to accept it. The Board shall accept the offer of resignation absent exceptional circumstances. The Board will make its decision within 90 days following the meeting of Shareholders and announce it in a press release. Should the Board determine not to accept the resignation, the press release will state the reasons for that decision. A Director who tenders a resignation pursuant to the Majority Voting Policy will not be part of any deliberations of any Board committee (including the CNC) or the Board pertaining to the resignation offer.

Advance Notice Provisions

The Corporation has adopted an advance notice by-law (the “Advance Notice By-Law”) providing that Shareholders seeking to nominate candidates for election as Directors must provide timely written notice to Sangoma’s corporate secretary at Sangoma’s principal executive offices.

The purpose of the Advance Notice By-Law is to (i) ensure that all Shareholders receive adequate notice of Director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of Shareholders. The Advance Notice By-Law fixes the deadline by which Shareholders must submit Director nominations to Sangoma prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in a timely written notice to Sangoma for any Director nominee to be eligible for election at such annual or special meeting of Shareholders.

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To be timely, a Shareholder’s notice must be received (i) in the case of an annual meeting of Shareholders, not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing Directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting was made. The Advance Notice By-Law also prescribes the proper written form for a Shareholder’s notice. The Board may, in its sole discretion, waive any requirement under these provisions.

A copy of the Advance Notice By-Law available under the Corporation’s profile on SEDAR at www.sedar.com and on our website at www.sangoma.com.

About the Nominees

The following table sets forth the names of, and certain other biographical information for, the five individuals proposed to be nominated for election as Directors at the Meeting. As of the date of this Circular, Mr. Worthington, holds approximately 9.34% of the Common Shares issued or issuable to Star2Star Holdings and Star2Star Holdings is therefore entitled to nominate two Directors at the Meeting. Currently, Norman Worthington and Marc Lederman serve on the Board pursuant to Star2Star Holdings’ nomination right. Each of the foregoing Directors is nominated for re-election pursuant to Star2Star Holdings’ nomination rights at the Meeting.

Nominee	Director Since	Board Meeting Attendance	Number of Common Shares Beneficially Owned or Controlled
William Wignall Ontario, Canada Age: 57 Status: Not Independent	September 2010	(8/8)	282,832(1)
Mr. Wignall has been the Corporation’s President and Chief Executive Officer, and a member of our Board of Directors since September 2010. Mr. Wignall previously held the role of President and CEO at Truition Inc., a developer and marketer of e-commerce software. Prior to that, Mr. Wignall was the President and CEO of Electronics Workbench, a supplier of design, development and simulation software for electronics engineering, where he guided the company through an aggressive growth and rebranding phase that culminated in the sale of the company to National Instruments. Mr. Wignall has also served in senior management roles throughout his career at companies ranging in size from start-ups to Northern Telecom, BNI and Telezone.
Al Guarino Ontario, Canada Age: 66 Status: Independent	May 2014	(8/8)	18,000
Mr. Guarino is a CPA and has been a member of our Board of Directors since May 2014. Mr. Guarino currently serves as a member of the CNC, as well as Chair of the Audit Committee. Mr. Guarino is the Chief Financial Officer of Physiomed Health, one of Canada’s largest and fastest growing chains of healthcare clinics. He is a significant shareholder in several privately held enterprises ranging from health care, manufacturing, distribution and automotive.
Allan Brett Ontario, Canada Age: 54 Status: Independent	January, 2017	(8/8)	17,857
Mr. Brett has been a member of our Board of Directors since January 2017. Mr. Brett currently serves as a member of the CNC, as well as a member of the Audit Committee. Mr. Brett is a CPA, CA and CBV, and an experienced public company executive who currently serves as the CFO and The Descartes Systems Group Inc., a public company listed on the TSX and NASDAQ. From 1996 to January 2014, Mr. Brett was the CFO at Aastra Technologies Limited, a TSX listed company, through its sale to Mitel Networks Corporation in 2014.

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Nominee	Director Since	Board Meeting Attendance	Number of Common Shares Beneficially Owned or Controlled
Norman A. Worthington, III Florida, USA Age: 63 Status: Not Independent	March, 2021	(8/8)	2,079,696(2)
Mr. Worthington has been the Chairman of our Board of Directors since the StarBlue Acquisition. Mr. Worthington was also a Sangoma employee from April 2021 to May 15, 2022 to assist with the integration of StarBlue following the StarBlue Acquisition. Mr. Worthington previously served as the CEO of Star2Star Communications, LLC from 2006 to 2018, and again from January 2020 until March 31, 2021 and the Executive Chairman of StarBlue from January 2018 to March 2021.
Marc Lederman Pennsylvania, USA Age: 51 Status: Independent	March, 2021	(8/8)	515,506(3)
Mr. Lederman has been a member of our Board of Directors since March 2021, following the StarBlue Acquisition. Mr. Lederman currently serves as a member of the Audit Committee as well as a member of the Corporate Governance Committee and Chair of the Compensation and Nominating Committee. Mr. Lederman is a co-founder of NewSpring Capital and a General Partner of the Firm’s dedicated growth equity funds which has membership interest in Star2Star Holdings, LLC. He serves as the member of the investment committee of all NewSpring Growth and NewSpring Mezzanine funds. Mr. Lederman has an extensive background in finance, investing, consulting, and accounting and was a Certified Public Accountant. Prior to co-founding NewSpring, he was a Manager in the Business Assurance and Advisory Services Group of Deloitte. Mr. Lederman is an active member of the Mid-Atlantic region’s private equity and venture capital community. Mr. Lederman received a BS in Accountancy from Villanova University and an MBA from The Wharton School of University of the Pennsylvania. Mr. Lederman has served on the board of directors on over a dozen technology and service companies over the past two decades.

Notes:

(1)	1,044 of these Common Shares are held by Mr. Wignall’s daughter, Olivia Wignall.

(2)	Mr. Worthington beneficially owns, control or directs, directly or indirectly, these Common Shares through Old Town Gelato, LLC and Star2Star Holdings, LLC.

(3)	Mr. Lederman beneficially owns, control or directs, directly or indirectly, these Common Shares through NSG III S2S (Blocked) Subsidiary L.P. and NSG III S2s (Unblocked) L.P.

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Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Accounting/Financial	Financial Expert (for Audit Committee)	Governance/Risk Management	Sales & Marketing	M&A	Compensation/Human Resources	Innovation/Technology	Communications/SaaS	Other Public Corporation Board Experience	Executive Leadership	Strategic Planning
Allan Brett Director	X	X	X		X	X		X	X	X	X
Al Guarino Director	X	X	X	X	X	X	X	X	X	X	X
Marc Lederman Director	X	X	X		X	X		X		X	X
William Wignall Director and President & Chief Executive Officer	X		X	X	X	X	X	X	X	X	X
Norman A. Worthington Director (Chair)	X		X	X	X	X	X	X		X	X

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For purposes hereof, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Corporation, no nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

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Penalties or Sanctions

No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such nominee.

Star2Star Stock Purchase Agreement

The Corporation entered into a stock purchase agreement dated January 28, 2021 (the “Star2Star SPA”) to acquire all the shares of StarBlue Inc. from Star2Star Holdings, LLC (“Star2Star Holdings”) and Blue Face Holdings Limited (together, the “Sellers”).

Under the terms of the Star2Star SPA, the Corporation agreed to (i) fix the Board at five Directors, and (ii) give Star2Star Holdings the right to nominate two Directors to the Board so long as the Sellers or their Affiliates (as defined in the Star2Star SPA) own at least 80% of the Common Shares issued or issuable to them under the Star2Star SPA.

Additionally, as long as Norman Worthington and his Affiliates (as defined in the Star2Star SPA) continue to own at least 50% of the Common Shares (i) issued under the Star2Star SPA to Star2Star Holdings, and (ii) distributed or distributable by Star2Star Holdings to Mr. Worthington, then Mr. Worthington, or another individual designated by Mr. Worthington if he is unable to serve as a Director, shall have the right to be one of the Star2Star Director nominees.

Mr. Worthington shall serve as Chairman of the Board until the earlier to occur of (i) such time that he is no longer physically or mentally capable to serve in such capacity, (ii) such time as he no longer owns, directly or indirectly, at least 15% of the issued and outstanding Common Shares, and (iii) he is no longer a member of the Board.

Star2Star Holdings, in its capacity as the Seller Representative (as defined in the Star2Star SPA) has agreed to increase the size of the Board from five to six Directors.

The foregoing summary is qualified in its entirety by reference to the provisions of the Star2Star SPA, a copy of which is available on the Corporation’s profile on SEDAR at www.sedar.com.

3	Appointment of Auditors

The audit committee of the Corporation (the “Audit Committee”) recommends to the Shareholders that KPMG LLP (“KPMG”) be appointed as the independent auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors.

The Corporation recently completed a comprehensive tender process for the selection of our auditor. Following the completion of this process, the Board (on the recommendation of the Audit Committee), approved the appointment of KPMG as auditor effective September 27, 2022.

The Corporation’s former auditor, MNP LLP, who was appointed as the Corporation’s auditor on April 20, 2015, resigned at the Corporation’s request as the Corporation’s auditor effective September 27, 2022. There were no “reportable events” (as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and MNP LLP. Please see Schedule “C” attached hereto for a copy of the reporting package (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations).

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The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG’s remuneration.

Audit Committee Information

Reference is made to the Corporation’s current annual information form (“AIF”) for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF is available on the Corporation’s profile on SEDAR at www.sedar.com. Upon request, the Corporation will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation.

4	Approval of Omnibus Plan

The Board has approved the adoption of an omnibus equity incentive plan (the “Omnibus Plan”), which it believes is in the best interests of Sangoma and Shareholders. A description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan, can be found under the heading “Equity Incentive Plan” below.

TSX Approval

The TSX requires shareholder approval of security-based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer. As the Omnibus Plan provides for the potential issuance from treasury of securities of Sangoma, Shareholder will be asked to vote for or against the resolution attached as Schedule “A” to this Circular. The resolution regarding the approval of the Omnibus Plan must be passed by the majority of the votes cast by Shareholders present or represented by proxy who are entitled to vote at the Meeting.

The Board has determined that the Omnibus Plan is in the best interest of Sangoma and Shareholders and recommends that Shareholders vote FOR the resolution attached as Schedule “A” to this Circular approving the Omnibus Plan.

5	Approval of the By-Law No. 1 Amendment

The Board is authorized to adopt and amend administrative by-laws which much then be confirmed by the Shareholders. The By-Law No. 1 Amendment will remove any requirements that the majority of Directors be Canadian to reflect recent amendments to the Business Corporations Act (Ontario) (the “OBCA”) and to enable the Corporation to attract a wider pool of directors.

The Board recommends that Shareholders vote FOR the By-Law Resolution attached as Schedule “B” to this Circular.

6	Other Business

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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COMPENSATION

Compensation Governance

Compensation and Nominating Committee

The CNC is composed of Allan Brett, Al Guarino and Marc Lederman, directors of the Corporation, all of whom, are considered “independent”, as that term is defined in National Instrument 52-110 – Audit Committees. As set out in the directors’ biographies, each of the members of the CNC has direct experience that is relevant to his responsibilities on the CNC.

The duties of the CNC as they relate to compensation include developing and monitoring the Corporation’s overall approach to compensation issues and, subject to approval by the Board, implementing and administering a system of compensation which reflects superior standards of compensation practices. Periodically, the CNC will review the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director.

The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNC, which includes the following duties:

(a)	to develop and monitor the Corporation’s overall approach to compensation issues and, subject to approval by the Board, to implement and administer a system of compensation which reflects superior standards of compensation practices and to continue to develop the Corporation’s approach to compensation issues;

(b)	to undertake an annual review of compensation issues and practices as they affect the Corporation and make a comprehensive set of recommendations to the Board during each calendar year;

(c)	to advise the Board or any committees of the Board of compensation issues which the Committee determines ought to be considered by the Board or any such committee;

(d)	to recommend to the Directors human resources and compensation policies and guidelines;

(e)	to ensure that the Corporation has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the Chief Executive Officer in this regard;

(f)	to develop a position description for the chair of the Committee and to periodically review and, if necessary, update such position description;

(g)	to develop a position description for the Chief Executive Officer and to ensure that policy guidelines and systems are in place to provide for a comprehensive annual review of the performance of the Chief Executive Officer;

(h)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and to evaluate the Chief Executive Officer’s performance in light of these goals and objectives;

(i)	to set the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and all executive officers, provided that the Chief Executive Officer may not be present during voting or deliberations on his or her compensation;

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(j)	to review periodically the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director;

(k)	to implement and administer human resources and compensation policies approved by the directors concerning the following:

(i)	executive compensation, employment and related contracts, stock option plans, deferred share plans and other incentive and equity- based plans; and

(ii)	proposed personnel changes involving officers reporting to the Chief Executive Officer;

(l)	from time to time to review with the Chief Executive Officer, the Corporation’s broad policies on compensation for all employees and overall labour relations strategies;

(m)	to consider any other questions or matters of compensation referred to it by the directors;

(n)	to develop and implement a process for assessing the effectiveness of the compensation policies and practices of the Corporation and to report and make recommendations to the Board thereon;

(o)	to adopt a process to determine what competencies and skills the Board, as a whole, should possess given the nature of the business of the Corporation;

(p)	to assess the competencies and skills of each existing director, with a view to assessing the Board as a whole for the purpose of, in part, facilitating effective decision making by the Board;

(q)	to identify and recommend qualified individuals to become new members of the Board, giving due consideration to:

(i)	the competencies and skills that the board considers to be necessary for the Board, as a whole, to possess;

(ii)	(the competencies and skills that the Board considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the boardroom;

(r)	to report annually to the Corporation’s shareholders, through the Corporation’s annual management proxy circular to shareholders, on the Corporation’s approach to compensation and to review executive compensation disclosure before the Corporation publicly discloses such information;

(s)	to review and assess the Committee’s performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Corporation’s policies and procedures; and

(t)	to recommend the slate of directors to be nominated for election at the annual meeting of shareholders.

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Overview

The following discussion describes the significant elements of the compensation of our President and Chief Executive Officer, Chief Financial Officer, Chief Corporate Officer, Chief Technology Officer and Chief Marketing and Product Officer (collectively, “named executive officers” or “NEOs”) for fiscal 2022, namely:

•	William Wignall, President and Chief Executive Officer;

•	David Moore, Chief Financial Officer;

•	Larry Stock, Chief Corporate Officer;

•	Nenad Corbic, Chief Technology Officer; and

•	James Machi, Chief Product and Marketing Officer.

Effective October 3, 2022, David Moore moved from his role as Chief Financial Officer and was appointed EVP, Corporate Development. Larry Stock, former Chief Corporate Officer, was appointed Chief Financial Officer.

Compensation Discussion and Analysis

Compensation Objectives

The specific objectives of the Corporation’s compensation program for executive officers are as follows:

•	to attract and retain talented executive officers;

•	to align the interests of executive officers with those of the Corporation’s Shareholders; and

•	to link individual executive compensation to the performance of both the Corporation and the individual executive officer.

The Corporation’s compensation program is currently designed to reward executive officers for:

•	superior corporate performance relative to pre-set internal objectives; and

•	exceptional levels of individual performance consistent with, and contributing to, the achievement of the Corporation’s strategic goals.

The Corporation will continue to review and evaluate our compensation program and philosophy on an ongoing basis. As part of its annual compensation review, we expect to be guided by the philosophy and objectives outlined above as well as other factors which may become relevant, including the ability to attract and retain key employees and to adapt to growth and other changes in the Corporation’s business and industry.

Compensation Consultant

With respect to Fiscal 2022 compensation, Meridian Compensation Partners, LLC (“Meridian”), an independent consulting firm, was retained to provide services in connection with executive officer and director compensation matters, including, among other things, to:

•	develop a compensation peer group for the purposes of benchmarking executive and director pay;

•	benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within our industry; and

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•	conduct research on the annual and long-term compensation program structure.

The CNC considered the information provided and recommendations made by Meridian. The final decisions relating to compensation and incentive plan design were made by, and are the responsibility of, the CNC.

The following table summarizes the fees billed by Meridian in respect of services provided to the Corporation in Fiscal 2022:

Type of Fee	2022
Executive Compensation-Related Fees	$26,634
All Other Fees	$6,734

Meridian does not provide any services to the Corporation other than directly to the CNC or as approved and overseen by the CNC. Meridian was only retained to provide services in connection with Fiscal 2022.

At the time the study was completed by Meridian, the Corporation was listed only on the TSX Venture Exchange. The CNC intends to continue to use both a compensation peer group and size and industry appropriate survey to support the peer group was calibrated to the Corporation’s size.

For Fiscal 2022, the Corporation determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies: Evertz Technologies Limited, Tucows Inc., Absolute Software Corporation, Sierra Wireless, Inc., Tecsys Inc., Vecima Networks Inc., Quarterhill Inc., Haivision Systems Inc., Bandwidth Inc., Upland Software, Inc., Casa Systems, Inc., American Software, Inc., Comtech Telecommunications Corp., DZS Inc., CalAmp Corp., and Ooma, Inc.

Principal Elements of Compensation

The executive compensation program is intended to provide executives with an appropriate and competitively balanced mix of guaranteed cash (base salary) and performance-based (short-term – annual cash bonus; long-term – stock option awards) incentive compensation. Short and long-term incentive awards are discretionary and are determined by the achievement of annual performance objectives and the performance of the Corporation. The Corporation’s executive compensation mix (the proportion of base salary, short and long-term incentive awards) is designed to reflect the relative impact of the executive’s role on the Corporation’s performance and considers how the compensation mix aligns with long-term shareholder value creation. For Fiscal 2022, payouts to NEOs were based on the CNC’s assessment of performance based on expected revenues, adjusted EBITDA, adjusted EBITDA as a percentage of revenue, identification and completion of acquisitions, stock price and various other measures of individual performance throughout the year.

Compensation Risk

The CNC’s oversight includes setting objectives and evaluating individual and overall corporate performance and ensuring that total compensation for executive officers, including NEOs, is fair, reasonable and consistent with the objectives of the Corporation’s compensation program, and considers the implications of the risks associated with the Corporation’s compensation policies and practices.

To mitigate risks associated with the compensation program and practices that could encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risks, the Corporation has implemented various policies and procedures, including:

•	An insider trading policy that prohibits all Directors, officers, employees contractors and consultants from (i) selling “short” the Corporation’s securities, (ii) purchasing or selling derivate securities, or (iii) any hedging or monetization transactions.

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•	A significant portion of total executive compensation being satisfied through long-term incentives, which focuses our executives on sustained, long-term shareholder value creation.

•	The CNC has oversight of the total value awarded to each executive through the approval of the total compensation package, including any incentive awards.

Stock Option Awards

The Corporation has adopted an Option Plan which allows the CNC to grant long-term stock options to eligible participants. The material features of the current plan are summarized under “Equity Incentive Plan”. In order to better position the Corporation to attract, retain and motivate qualified Directors, officers, employees and consultants of the Corporation, the Board has approved a new omnibus equity incentive plan which, if approved by the Shareholders, will allow the CNC to grant long-term equity-based awards, including Options, RSUs, PSUs and DSUs to eligible participants. The material features of the Omnibus Plan are summarized under “Matters to be Acted Upon at the Meeting – Omnibus Plan”.

Performance Graph

The graph below compares the cumulative total Shareholder return (“TSR”) over the five most recently completed financial years of C$100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index for Fiscal 2022.

Notes:

1. Includes certain adjustments to reflect the consolidation of common shares on a 1:7 basis that took place on November 2, 2021 (the “Consolidation”) after the Corporation graduated to the TSX and commenced trading on a 7:1 post consolidated basis on November 8, 2021.

The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable with the Corporation. During Fiscal 2022, the cumulative TSR for C$100 invested in shares was C$209.47 (as adjusted to reflect the Consolidation), while the cumulative total return on the S&P/TSX Composite Index was C$143.96. The CNC believes that the current compensation program for NEOs will ensure that our compensation program and individual executive compensation continues to align with the interest of Shareholders.

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Compensation – Named Executive Officers

The total compensation for each NEO in respect of Fiscal 2022 is set out below under “Summary Compensation Table – Named Executive Officers”.

1	Base Salary

Each NEO’s base salary is determined by assessment of the executive’s performance and is intended to reward the skill, knowledge and experience of the NEO and reflect the level of responsibility and the expected contribution to the Corporation from that executive.

Adjustments to base salaries are determined annually following the end of each fiscal year and may be increased by the CNC in their discretion, based on the executive’s and Corporation’s achievement of certain objectives, along with an assessment of the competitiveness of the then current compensation. Additionally, base salaries may be adjusted throughout the year if necessary to reflect promotions or other changes to an executive officer’s role or responsibilities, as well as to respond to external market conditions.

Fiscal 2022 base salaries were are follows:

Name and Principal Position	Base Salary
William Wignall(1) President & Chief Executive Officer	$500,000
David Moore Chief Financial Officer	$260,000
Larry Stock Chief Corporate Officer	$250,000
Nenad Corbic Chief Technology Officer	$217,278	(2)
Jim Machi Chief Product and Marketing Officer	$225,000

Notes:

(1)	Mr. Wignall does not receive any compensation for serving in his role as a Director,

(2)	Represents a base salary of C$275,000.

2	Short-Term Incentives

The Corporation has a discretionary annual cash bonus plan for the executive officers of the Corporation which may vary, based on the individual’s position and contribution to the performance of the Corporation and the annual performance of the Corporation. The Chief Executive Officer of the Corporation presents recommendations to the CNC with respect to the award of any such cash bonuses (other than bonuses paid to the Chief Executive Officer).

The cash bonus to be paid to the President and Chief Executive Officer for Fiscal 2022 was determined by the CNC based on an assessment of the performance of the Corporation and the individual performance of the President and Chief Executive Officer. The CNC also approved the CEO’s recommendation for awards of bonuses to the balance of the NEOs.

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Name and Principal Position	Total Bonus Earned ($)
William Wignall President & Chief Executive Officer	$400,000
David Moore Chief Financial Officer	$225,000
Larry Stock Chief Corporate Officer	$250,000
Jim Machi Chief Product and Marketing Officer	$150,000
Nenad Corbic Chief Technology Officer	$175,000

3	Long Term Incentive Plan

In connection with the grants of equity-based awards, the CNC determines the grant size and terms for the President and Chief Executive Officer, and all other NEOs, on the recommendation of the CEO. As part of its ongoing review of the Corporation’s compensation policy, the Board and CNC will be implementing a go-forward structure which encompasses long-term incentive compensation both in terms of quantum and equity type.

Summary Compensation Table – Named Executive Officers

The following table sets forth the compensation earned by the NEOs in respect of Fiscal 2022, Fiscal 2021 and Fiscal 2020.

							Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)		Share-based awards ($)	Option-based awards ($)(11)		Annual incentive plans ($)		Long-term incentive plans ($)	Pension value ($)	All other compensation ($)(17)	Total compensation ($)
William Wignall President & Chief Executive Officer	2022	$500,000		–	–	(12)	$400,000		–	–	–	$900,000
	2021	$332,293	(1)	–	–	(13)	$468,420	(1)	–	–	–	$800,713
	2020	$268,308	(2)	–	$291,387		$536,616	(2)	–	–	–	$1,096,311
David Moore Chief Financial Officer	2022	$260,000		–	$450,554		$225,000		–	–	–	$935,554
	2021	$221,169	(3)	–	–	(14)	$234,210	(3)	–	–	–	$455,379
	2020	$195,175	(4)	–	$187,315		$130,428	(4)	–	–	–	$512,918
Larry Stock Chief Corporate Officer	2022	$250,000		–	$100,478		$250,000		–	–	–	$600,478
	2021	$59,615	(5)	–	$186,366		$35,000		–	–	–	$280,981
	2020	–		–	–		–		–	–	–	–
Jim Machi Chief Product and Marketing Officer	2022	$222,500	(6)	–	$66,985		$150,000		–	–	–	$439,485
	2021	$206,282	(7)	–	$124,241	(15)	$92,700		–	–	–	$298,982
	2020	$185,000		–	$41,622		$50,000		–	–	–	$276,622
Nenad Corbic Chief Technology Officer	2022	$212,339	(8)	–	$100,478		$175,000		–	–	–	$487,817
	2021	$185,416	(9)	–	$186,366	(16)	$122,023	(7)	–	–	–	$493,805
	2020	$167,693	(10)	–	$104,066		$74,530	(8)	–	–	–	$346,289

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Notes:

(1)	Represents a base salary of C$425,635 and a cash bonus of C$600,000.

(2)	Represents a base salary of C$360,000 and a cash bonus of C$720,000.

(3)	Represents a base salary of C$296,751 and a cash bonus of C$300,000.

(4)	Represents a base salary of C$250,000 and a cash bonus of C$175,000.

(5)	Represents an annualized base salary of $250,000.

(6)	Represents a base salary of $215,000 for the period of July 1, 2021 – September 30, 2021 and $225,000 for the period of October 1, 2021 to June 30, 2022.

(7)	Represents a base salary of $185,000 for the period of July 1, 2020 – October 18, 2020 and $215,000 for the period of October 19, 2020 – June 30, 2021 and a cash bonus of C$156,300.

(8)	Represents a base salary of C$250,000 for the period of July 1, 2021 – September 30, 2021 and C$275,000 for the period of October 1, 2021 to June 30, 2022.

(9)	Represents a base salary of C$225,000 for the period of July 1, 2020 – December 31, 2020 and C$250,000 for the period of January 1, 2021 – June 30, 2021 and a cash bonus of C$156,300.

(10)	Represents a base salary of C$225,000 and a cash bonus of C$100,000.

(11)	Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions unless otherwise noted. The grant date fair value for these options is the same as the fair value determined for accounting purposes.

	Expected Volatility	Expected Option Life	Risk-free Interest Rate
2022	57.63% - 60.16%	4.5 – 5 years	0.78% - 2.58%
2021	62.27% - 65.55%	5 years	0.33% - 0.71%
2020	61.96%	5 years	0.39%

(12)	On November 1, 2022, Mr. Wignall voluntarily surrendered 209,998 options granted on September 30, 2021 with a value of $1,790,026 for cancellation. Due to the price decline of the Common Shares, stock options granted to Mr. Wignall in September 2021 and to other employees in February 2021 were notably underwater and given the magnitude of the gap between current price and exercise price, it was believed that while these outstanding options remained technically potentially dilutive, they no longer provided the intended incentive and retentive value. Rather than increase the equity pool, it was determined that it was in the best interests of the Corporation to accept any voluntarily surrendered options for cancellation.

(13)	On March 30, 2022, Mr. Wignall voluntarily surrendered 346,428 options granted on February 9, 2021 with a value of $4,853,485 for cancellation.

(14)	On March 30, 2022, Mr. Moore voluntarily surrendered 158,928 options granted on February 9, 2021 with a value of $2,226,595 for cancellation.

(15)	On March 30, 2022, Mr. Machi voluntarily surrendered 35,714 options granted on February 9, 2021 with a value of $500,356 for cancellation.

(16)	On March 30, 2022, Mr. Corbic voluntarily surrendered 50,000 options granted on February 9, 2021 with a value of $700,504 for cancellation.

(17)	None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.

Table of compensation securities for NEOs

The following table describes the outstanding share-based awards and option-based awards held by NEOs as at June 30, 2022. Effective as of November 2, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and prices of Common Shares and other information on securities convertible into Common Shares provided in this section are stated after giving effect to the Consolidation.

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OPTION-BASED AWARDS						SHARE-BASED AWARDS
Name and Principal Position	Number of shares underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money Options ($)(5)	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Wignall President & Chief Executive Officer	21,876	$11.40	(1)	2025-06-03	–	–	–	–
David Moore Chief Financial Officer	14,064	$11.40	(1)	2025-06-03	–	–	–	–
Larry Stock Chief Corporate Officer	5,357	$17.34	(2)	2026-06-30	–	–	–	–
Jim Machi Chief Product and Marketing Officer	15,407	$5.95	(3)	2023-12-27	$38,407.80	–	–	–
	3,126	$11.40	(1)	2025-06-03	–	–	–	–
	3,572	$17.34	(2)	2026-06-30	–	–	–	–
Nenad Corbic Chief Technology Officer	503	$3.84	(4)	2022-12-28	$2,315.25	–	–	–
	7,817	$11.40	(1)	2025-06-03	–	–	–	–
	5,357	$17.34	(2)	2026-06-30	–	–	–	–

Notes:

(1)	Based on an exercise price of C$15.40 per Common Share converted to US$11.40 using an exchange rate of 0.7405, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(2)	Based on an exercise price of C$21.49 per Common Share converted to US$17.34 using an exchange rate of 0.8068, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(3)	Based on an exercise price of C$8.10 per Common Share converted to US$5.95 using an exchange rate of 0.7331, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(4)	Based on an exercise price of C$4.83 per Common Share converted to US$3.84 using an exchange rate of 0.7944, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(5)	Amounts shown represents the difference between the closing price of the Common Shares on the TSX on June 30, 2022, being C$10.88 per Common Share converted into US$8.44 per Common Share using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2022 and the option exercise price, and multiplying that amount by the number of vested options.

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Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers

Name	Option based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year ($)(2)
William Wignall President & Chief Executive Officer	30,846	–	$400,000
David Moore Chief Financial Officer	19,832	–	$225,000
Larry Stock Chief Corporate Officer	–	–	$250,000
Jim Machi Chief Product and Marketing Officer	36,443	–	$150,000
Nenad Corbic Chief Technology Officer	31,372	–	$175,000

Notes:

(1)	Amounts shown represents the difference between the closing price of the Common Shares on the TSX on June 30, 2022, being C$10.88 per Common Share converted into US$8.44 per Common Share using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2022 and the option exercise price, and multiplying that amount by the number of vested options.

(2)	This amount represents the Total Bonus Earned in Fiscal 2022. See “Compensation – Named Executive Officers”.

Employment Agreements – Named Executive Officers

Each of our NEOs serves in their respective positions for an indefinite term. Below are the common elements of their employment arrangements, which are subject to mandatory employment and labour standards legislation and regulations as may be applicable to each NEOs’ employment with the Corporation.

Termination “without cause” or resignation for good reason

The Corporation may terminate Mr. Wignall at any time without cause upon payment of fifteen months salary, fifteen months bonus potential, and continuation of benefits. Mr. Moore may be terminated without cause upon payment of twelve months compensation, twelve months of the average of the bonuses paid in the two years prior to termination, all accrued and unpaid vacation and continuation of benefits. Mr. Wignall and Mr. Moore are also entitled to terminate their Executive Contracts for “good reason”, in which event Mr. Wignall shall be entitled to eighteen months salary, the full bonus potential over that period, and benefits continuance. Mr. Moore shall be entitled to fifteen months of severance, fifteen months of the average of the bonuses paid in the two years prior to termination and benefits continuance. “Good reason” means (a) a material change in the aggregate in their position, responsibility, compensation program, reporting or material benefits, (b) a “change of control” (in which case they shall each have six months following such change of control to terminate their Executive Contract for good reason and (c) in Mr. Wignall’s case only a requirement for him to be based anywhere other than within 25 km of the Corporation’s current offices in Markham, Ontario. A “change of control” means any of the following: (i) the acquisition by an arm’s-length third party, directly or indirectly, by way of take-over bid, amalgamation, plan of arrangement or other process, of outstanding shares of the Corporation representing more than fifty percent (50%) of the votes attaching to all outstanding voting shares of the Corporation, (ii) the acquisition by an arm’s-length third party, directly or indirectly, of all or substantially all of the assets of the Corporation, or (iii) the liquidation of the Corporation, whether through the declaration of a liquidating dividend or through an amalgamation or restructuring that leads to liquidation or otherwise. Mr. Corbic may be terminated without cause upon payment of all entitlements in accordance with the Ontario Employment Standards Act, 2000, as amended. Mr. Stock and Mr. Machi are employed “at will” in accordance with applicable U.S. employment laws.

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Termination Benefits

The following table sets out the estimated termination costs (other than for cause) for each of the NEOs assuming that the termination event took place on the last business day of the fiscal year ended June 30, 2022.

NEO	Event	Total(1)
William Wignall	Termination without cause	$1,350,000
President & Chief Executive Officer	Resignation for good reason	$1,500,000
David Moore	Termination without cause	$485,000
Chief Financial Officer	Resignation for good reason	$606,250
Larry Stock Chief Corporate Officer	Termination without cause	$0
Jim Machi Chief Product & Marketing Officer	Termination without cause	$0
Nenad Corbic Chief Technology Officer	Termination without cause	$125,352

Notes:

(1)	Amounts do not include accrued amounts for earned but unpaid vacation, prerequisites, allowances and benefits.

Compensation of Non-NEO Directors

In respect of Fiscal 2022, non-NEO Directors of the Corporation were entitled to be paid $50,000 as a cash retainer and $55,000 as an equity retainer as members of the Board.

We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

Summary Compensation Table – Directors

The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2022.

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)		Total ($)
Allan Brett Director (Member of the Audit Committee and the CNC)	$50,000	–	$48,706	–	–	–		$98,706
Al Guarino Director (Chair of the Audit Committee and Member of the CNC)	$50,000	–	$48,706	–	–	–		$98,706
Marc Lederman Director (Member of the Audit Committee and Chair of the CNC)	$50,000	–	$48,706	–	–	–		$98,706
Norman A. Worthingon(2) Chair of the Board	$50,000	–	$48,706	–	–	$262,500	(4)	$361,206

Notes:

(1)	The information concerning the compensation earned by Mr. Wignall as a Director in Fiscal 2022 is reflected in the section titled “Compensation – Named Executive Officers” above.

(2)	In addition to becoming Chairman on March 31, 2021, Norman A. Worthington, III was hired to assist with the integration of Star2Star following the acquisition. As of May 16, 2022, Mr. Worthington is no longer an employee of the Corporation.

(3)	Based on an exercise price of C$23.73 per Common Share converted to US$18.62 using an exchange rate of 0.7849, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant. Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions unless otherwise noted. The grant date fair value for these options is the same as the fair value determined for accounting purposes.

	Expected Volatility	Expected Option Life	Risk-free Interest Rate
2022	57.63% - 60.16%	4.5 – 5 years	0.78% - 2.58%

(4)	Represents an annualized base salary of $300,000.

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Outstanding Share Based Awards and Option Based Awards – Directors

The following table describes the outstanding share-based awards and option-based awards held by Directors as at June 30, 2022.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of shares underlying unexercised Options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Allan Brett Director (Member of the Audit Committee and the CNC)	2,233	26.97	2026-02-08	–	–	–	–
Al Guarino Director (Chair of the Audit Committee and Member of the CNC)	2,233	26.97	2026-02-08	–	–	–	–
Marc Lederman Director (Member of the Audit Committee and Chair of the CNC)	–	–	–	–	–	–	–
Norman A. Worthingon Chair of the Board	–	–	–	–	–	–	–

Notes:

(1)	Based on an exercise price of C$34.30 per Common Share converted to US$26.97 using an exchange rate of 0.7862, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(2)	Amounts shown represents the difference between the closing price of the Common Shares on the TSX on June 30, 2022, being C$10.88 per Common Share converted into US$8.44 per Common Share using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2022 and the option exercise price, and multiplying that amount by the number of vested options.

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Incentive Plan Awards – Value Vested or Earned During the Year – Directors

Name	Option based awards – value vested during the year ($)	Share-based awards – value vested during the year	Non-equity incentive plan compensation – value earned during the year ($)
Allan Brett Director (Member of the Audit Committee and the CNC)	–	–	–
Al Guarino Director (Chair of the Audit Committee and Member of the CNC)	–	–	–
Marc Lederman Director (Member of the Audit Committee and Chair of the CNC)	–	–	–
Norman A. Worthingon Chair of the Board	–	–	–

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table provides information as of the date of the end of the most recently completed year end, June 30, 2022, regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Option Plan. The Corporation does not have any equity compensation plans that have not been approved by Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders – Option Plan(1)	1,207,908	$14.02	936,055
Equity compensation plans not previously approved by securityholders	Nil	Nil	Nil
Total	1,207,908	$14.02	936,055

Notes:

(1)	See “Equity Incentive Plan” for a description of the material features of the Option Plan.

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REPORT ON CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a top priority for the Board and the Corporation’s management as it believes that this will help create and maintain shareholder value in the long term. The Board has carefully considered its corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 – Corporate Governance Guidelines and believes that the Corporation is well aligned with such guidelines. The Corporation has formally adopted a set of charters and corporate governance policies which are referred to throughout this Circular. The Chairman of the Board is Mr. Norm Worthington.

Overview

To achieve best practices and comply with applicable governance standards, the Corporation has adopted comprehensive corporate governance policies such as a: Code of Business Conducts and Ethics, Audit Committee Charter, CNC Charter, Corporate Governance Committee Charter, Diversity Policy, Whistleblower Policy and Insider Trading Policy.

Independence of Directors

Upon the election of the directors put forth for nomination at the Meeting, the Board will consist of a total of five directors of which Marc Lederman, Al Guarino and Allan Brett are considered “independent” as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices. William Wignall is not considered independent as he is an executive officer of the Corporation and Norm Worthington (the Chairman of the Board) is not considered independent as he was an employee of the Corporation within the last three years.

The independent board members meet independently with the auditors annually and otherwise as necessary throughout the year.

At this time, a lead independent Director has not been appointed. Based on the breadth and depth of their experience, the Corporation’s independent Directors each play an important leadership role on the Board and have considerable influence on decisions of the Board. All Directors, including the independent Directors, are invited to openly provide their thoughts and opinions. Each of the Board committees has an independent chair that takes a leadership role during meetings related to the scope of each committee’s mandate. In addition, the independent Directors are empowered to meet as necessary throughout the year.

None of the proposed directors serve on the board of directors of a reporting issuer or the equivalent in a foreign jurisdiction.

Orientation

The Corporation has developed a directors’ handbook, which includes Board and Committee mandates, the Code of Business Conduct for employees, insider trading policies and other relevant information. All new directors are given this briefing upon their appointment. The material is reviewed and updated as required.

Continuing Education

Our Board recognizes ongoing director education as an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.

While directors take personal responsibility for staying current, the CNC will ensure appropriate continuing education opportunities are available for our Directors to maintain the skill and knowledge necessary to fulfill their duties as directors.

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As part of the continuing education of directors, management has periodic meetings with the Directors at which executive management update the Directors on key business issues.

Code of Business Conduct

The Board has adopted a written Code of Business Conduct for its employees, officers, and directors. A copy of the Code of Business Conduct may be found on www.sedar.com. The Board will monitor compliance, including through receipt by the Audit Committee of reports of unethical behavior. See “Whistleblower Policy” below.

Nomination of Directors

The CNC co-ordinates and manages the process of recruiting, interviewing, and recommending candidates to the Board. This CNC has a formal written charter which outlines the CNC’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board. In addition, the CNC is given authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

Term Limits

The Board has not adopted director term limits, mandatory retirement ages or other automatic mechanisms. The CNC seeks to maintain a Board composition that reflects a mix of the best skills and experience required to oversee the Corporation. The CNC is also expected to conduct annual Board effectiveness assessments and report such results to the Board.

Assessments

The Board, through its Corporate Governance Committee and CNC, will regularly assess the overall performance of the Board, the committees, and the individual directors through a combination of formal and informal means, including the distribution of a Board Effectiveness Survey.

Business Conduct and Ethics

The Corporation had adopted a written Code of Business Conduct and Ethics that applies to all of our Directors, officers and employees, with the aim of maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation, including its subsidiaries. Our Code of Business Conduct and Ethics is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties. This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co-workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself.

Whistleblower Policy

The Corporation’s whistleblower policy establishes procedures for employees to confidentiality and anonymously submit concerns to a third-party reporting system regarding any matter which an individual believes is in violation of the Code of Business Conducts and Ethics.

Insider Trading Policy

The Corporation’s Insider Trading Policy prohibits anyone with knowledge of material information in the affairs of the Corporation that has had not been generally disclosed to the public from buying or selling any of the Corporation’s securities, information anyone of such information or advising anyone to buy, sell, hold or exchange the Corporation’s securities (or any other securities who price or value may reasonably be expected to be affected by material information affecting the Corporation) or disclosure such information to a third party who does so profit.

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Diversity

The Corporation believes in diversity and the potential for diversity in the composition of the Board and senior management of the Corporation, to advance the best interests of the Corporation. Having a Board composed of members with diverse skills, experience, backgrounds and perspective provides the Corporation with, among other things, a competitive advantage, a robust understanding of opportunities, issues and risks, inclusion of different concepts, ideas and relationships, enhanced decision-making and dialogue, and heightened capacity for oversight of the Corporation and its governance.

In support of the Corporation’s commitment to diversity at the Board and senior management levels, the Board has adopted a diversity policy (the “Diversity Policy”) that emphasizes the Board’s belief in the importance of diversity and its recognition that the process applicable to determining the composition of the Board and senior management will have a significant impact on attracting and retaining individuals throughout the Corporation.

Diversity, including the level of representation of women, will be considered by the Corporation, the Board, the CNC and the Corporate Governance Committee in the identification and nomination of Directors and in the hiring of senior management. The Board has adopted processes for the nomination and evaluation of individuals as members of the Board and its committees that are based on objective merit-based criteria, and which afford due regard to the potential benefits of diversity. Similar processes are to be used for the hiring and evaluation of senior management of the Corporation.

Currently, one of our executive officers is a woman, representing approximately 14% of all executive officers. The Corporation has not adopted a target regarding women in executive officer positions. The level of representation of women has been, and will continue to be, considered by the Corporation, the Board and the CNC and the Corporate Governance Committee when making executive officer appointments. The CNC will consider the level of female representation and diversity in senior positions as one of the factors in its search process. Management and the CNC will continuously monitor the level of female representation in senior positions and specifically recruit qualified female candidates as the need arises. The Board will review the Diversity Policy annually and assess its effectiveness in connection with the composition of the Board and senior management. The Corporation will annually report in our management information circular on the process we have used in relation to Board appointments and senior management hires and will include a summary of the Diversity Policy, and the progress we have made towards achieving its purpose.

We currently do not have any female Directors on the Board. However, the Board recognizes the importance of increasing its diversity at the Board level and our Diversity Policy addresses the identification and nomination of female directors, and sets out the Board’s commitment to have at least one female Director on the Board prior to August 2023. The Board is in the process of conducting a search for a female Director and the CNC meets regularly to discuss its progress with respect to its goal of adding a female Director by August 2023.

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The Corporation is dedicated to ensuring diversity and equality in the workplace, including with respect to the composition of the Board. Accordingly, the Corporation considers, assesses and reviews an array of perspectives, viewpoints, skillsets, backgrounds and experiences when evaluating nominees for the Board. The table below provides certain information regarding the composition of the Board and is based on self-identification. Each of the categories listed in the table below has the meaning ascribed to such term as used under NASDAQ Listing Rule 5605(f) (and the related instructions):

Board Diversity Matrix (as of November 1, 2022)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
	0	5	0	0
Part I: Gender Identity
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Committees of the Board

In Fiscal 2022, the Board had three committees: (i) the Audit Committee, (ii) the CNC, and (iii) the Corporate Governance Committee.

During Fiscal 2022, the following directors serve on the following committees with the following attendance:

Director	Audit	CNC	Governance*
Norm Worthington		Member (2/2)	Member
William Wignall			Member
Allan Brett	Member (5/5)	Chair (2/2)
Al Guarino	Chair (5/5)	Member (2/2)
Marc Lederman	Member (5/5)		Member

* Committee was formed during Fiscal 2022 and no formal meetings were held.

Notes:

(1)	Norm Worthington was a member of the CNC until November 8, 2021.

Audit Committee

The Audit Committee currently comprises Al Guarino (Chair), Allan Brett and Marc Lederman. Each member of the Audit Committee is independent and financially literate for purposes of National Instrument 52-110 – Audit Committees, the Listing Rules of NASDAQ (the “NASDAQ Listing Rules”) and U.S. federal securities laws. The Corporation’s AIF dated September 26, 2022, a copy of which is available on the Corporation’s profile on SEDAR at www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibilities, such as:

•	Being directly responsible for overseeing the work of the external auditor;

•	Reviewing the Corporation’s financial statements and related information;

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•	Reviewing procedures for the review of the Corporation’s public disclosure; and

•	Reviewing management’s design, implementation and effective conduct of internal controls over financial reporting of disclosure controls and procedures.

CNC

Each member of the CNC is an independent director. The responsibilities, powers and operation of the CNC are set out in a written charter and are described in the section above “Compensation – Compensation and Nominating Committee”.

Subsequent to June 30, 2022, Mr. Lederman was appointed Chair of the CNC and the CNC is currently comprised of Marc Lederman (Chair), Allan Brett, and Al Guarino.

Governance

A majority of the members of the Corporate Governance Committee are “independent” (as such term is defined in National Policy 58-201 – Corporate Governance Guidelines, as amended from time to time). The role of the Corporate Governance Committee is to develop and monitor the Corporation’s approach to matters of corporate governance. The Corporate Governance Committee has a formal written charter which outlines the committee’s responsibilities. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. Its duties include the following:

•	Develop and monitor the Corporation’s overall approach to corporate governance issues and implement and administer a system of corporate governance which reflects enhanced standards of corporate governance practices;

•	Undertake an annual review of corporate governance issues and practices;

•	Develop and implement an orientation and educational program for new Board recruits;

•	Develop and implement a process for assessing the effectiveness of the Board; and

•	Provide continuing education opportunities for all Directors.

Environmental, Social and Governance

The Corporation understands that environmental, social and governance (“ESG”) matters are increasingly valued by its various stakeholders and is committed to reviewing and improving its ESG practices. The Board is responsible for monitoring the Corporation’s approach to ESG matters, including: (i) compliance with applicable environmental laws and regulations, (ii) actively promoting and supporting diversity and inclusion and (iii) promoting a culture that emphasizes and values ESG matters. The Corporation is currently developing an appropriate policy to further codify its commitment to ESG performance and transparency.

Shareholder Engagement

Both management and the Board encourage regular and constructive engagement directly with Shareholders. Certain members of the Board frequently contact a target list of the Corporation’s largest Shareholders to solicit feedback. Additionally, management regularly engages with Shareholders, including on a quarterly basis through annual and quarterly reports, news releases and our quarterly conference call, which is available to all Shareholders to review the financial and operating results of the most recently completed quarter. Several of our Management also regularly attend and speak at various investor conferences with groups of investors and potential investors. Shareholders are welcome to contact the Corporation’s senior management team by e-mailing us at: investorrelations@sangoma.com or by mail to: Investor Relations, Sangoma, 100 Renfrew Drive, Suite 100, Markham, ON, Canada L3R9R6

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EQUITY INCENTIVE PLAN

The Corporation has an existing stock option plan (the “Option Plan”), and has proposed a new Omnibus Plan for Shareholder approval. If approved, no additional grants would be made under the legacy Option Plan, however all outstanding grants made under the Option Plan would continue to be governed by the terms thereof.

Option Plan

The material features of the current Option Plan are summarized below. The material features of the proposed Omnibus Plan follow that, and are qualified entirely by the full text of the Omnibus Incentive Plan.

The number of Common Shares which are set aside for issuance under the Option Plan (and under all other management options and employee stock option plans) is currently equal to 10% of the outstanding Common Shares on the date of grant of any option. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Option Plan will increase accordingly. The Option Plan is considered an “evergreen” plan, since the Common Shares covered by options which have been exercised, terminated, cancelled or surrendered for cancellation shall be available for subsequent grants under the Option Plan and the number of options available to grant increases as the number of issued and outstanding Common Shares increases.

The exercise price (which is payable in full upon exercise) shall be set by the Board in accordance with the applicable rules of the stock exchange upon which the Common Shares are listed at the date the option is granted and the term of any option shall not exceed five (5) years. The Board also approves the vesting period or periods of options granted under the Option Plan. Under the rules of the TSX, unallocated option entitlements under a stock option plan that does not provide for a fixed number of shares for issuance, such as the Corporation’s Option Plan, must be specifically approved every three years by Shareholders. Such approval was last obtained at the Corporation’s annual and special meeting of Shareholders held on December 17, 2020.

The Corporation does not provide financial assistance to participants under the Option Plan to facilitate payment of the exercise price of options.

The Option Plan also includes the following terms, among others:

(a)	the number of Common Shares reserved for issuance to any one person within a one-year period shall not exceed 5% of the outstanding Common Shares at the time of the grant (on a non-diluted basis);

(b)	the exercise price for each option shall be fixed by the Board but cannot be less than the “market price” on the date the option is granted. The “market price” is equal to the closing price of the Common Shares as reported by the stock exchange upon which the Common Shares are listed or other published market upon which the Common Shares are quoted or traded, on the day immediately preceding the day upon which the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for the day immediately preceding the day upon which the option is granted. If the Board determines that an option is to be granted at a future date “market price” shall be deemed to be the greater of the weighted average trading price of the Common Shares as reported for the five (5) trading days preceding the date of the grant and the Discounted Market Price (as defined under the policies of the TSX Venture Exchange) on the date of the grant;

(c)	options shall expire not more than five years from the grant date;

(d)	options terminate within a period of time following an optionholder ceasing to be a director, officer, employee or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, options will expire at the earlier of the end of the original option period or 180 days after the date of death;

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(e)	the number of Common Shares issuable to insiders of the Corporation at any time pursuant to all of the Corporation’s share compensation arrangements shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis, and the number of Common Shares issued to insiders of the Corporation, within any one year period, pursuant to all of the Corporation’s share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis;

(f)	the number of Common Shares issuable to any one insider of the Corporation within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 5% of the outstanding Common Shares at the time of grant, on a non-diluted basis;

(g)	the number of options which may be issued to a consultant within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the outstanding Common Shares at the time of grant, on a non-diluted basis;

(h)	the number of options issued to an employee of the Corporation or a subsidiary that conducts investor relation activities under the Plan within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the Common Shares outstanding at the time of grant, on a non-diluted basis;

(i)	options are not transferable otherwise than by will or by the laws of descent and distribution, and options are exercisable, during the holder’s lifetime, only by the holder; and

(j)	provisions for adjustment in the number of Common Shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in the Corporation’s capitalization.

The Board may, with the approval of the TSX, NASDAQ and any other stock exchanges and regulatory authorities having jurisdiction over the affairs of the Corporation, at any time amend, revise or terminate the Option Plan if and when it is advisable in the discretion of the Board, except that the consent of an optionholder is required if such amendment, revision or termination would adversely affect the rights of such optionholder under any option granted to him, her or it.

If the Shareholders approve the Omnibus Plan, no further grants will be issued under the Option Plan.

Omnibus Plan

Shares Subject to the Omnibus Plan

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares available for issuance pursuant to awards granted under the Omnibus plan will not exceed 10% of Sangoma’s total issued and outstanding Common Shares from time to time (the “Reserved Shares”).

The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by any awards that are terminated or cancelled for any reason prior to exercise in full will be added back to the number of Common Shares reserved for issuance under the Omnibus Plan and the total number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

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Insider Participation Limit

The Omnibus Plan provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares.

Furthermore, the Omnibus Plan provides that (a) the Corporation shall not make grants of awards to non-employee directors, if after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant under all of the Corporation’s security-based compensation arrangement, would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (b) within any one financial year of the Corporation, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Corporation’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the Board.

Any Common Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Plan.

Maximum Issuable to one Person

Except for the insider participation limits set forth above, the Omnibus Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise).

Types of Awards

The Omnibus Plan provides for the grant of options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and together with the Options, RSUs and PSUs, the “Awards”). All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Administration of the Omnibus Plan

The Omnibus Plan will be administered by the Board, which may delegate its authority to any duly authorized committee of the Board (the “Plan Administrator”). The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator shall interpret the Omnibus Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Plan or any awards granted under the Omnibus Plan as it deems appropriate.

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Eligibility

All Directors, officers, consultants and employees are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the discretion of the Plan Administrator.

Description of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares listed on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant. The Plan Administrator will have the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having an aggregate fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Common Shares reserved for issuance under the Omnibus Plan.

Restricted Share Units

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

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The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.

Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued for cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

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Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Plan by the Corporation to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Term

The Board will set the term of Stock Options granted under the plan and such term cannot exceed ten years. While the Omnibus Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Award Agreement, which may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award Agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Corporation or any of its subsidiaries:

Event	Provisions
Termination for Cause

•               Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Plan) shall be immediately forfeited and cancelled.

•               Any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

Resignation
Termination without Cause
Disability

•               Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Plan) of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award. All other unvested awards shall be immediately forfeited and cancelled.

Death

•               Any award held by the participant that has not vested as of the date of the death of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. All other unvested awards shall be immediately forfeited and cancelled.

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Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

Change in Control

Under the Omnibus Plan, except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant:

(k)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and

(ii)	any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled.

(l)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Corporation’s assets, (c) the dissolution or liquidation of the Corporation, (d) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board.

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Non-Transferability of Awards

Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the Omnibus Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested Shareholders), the approval of Shareholders is required to effect any of the following amendments to the Omnibus Plan:

(a)	increasing the number of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period);

(e)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

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Except for the items listed above, amendments to the Omnibus Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Financial Assistance

The Corporation will not provide financial assistance to participants under the Omnibus Plan to facilitate payment of the exercise price of options.

Burn Rate

The following table sets forth the annual burn rate, calculated in accordance with the rules of the TSX, in respect of the Option Plan for the three most recently completed financial years:

Plan	2022	2021	2020
Annual Burn Rate(1)	1.9%	6.8%	3.3%

Notes:

(1)	The annual burn rate is the number of options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares of the Corporation outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual.

GENERAL

The consolidated financial statements of the Corporation for the financial year ended June 30, 2022, together with the report of the auditors thereon, will be presented to Shareholders at the Meeting for their consideration.

NASDAQ CORPORATE GOVERNANCE

The Corporation is a “foreign private issuer” as defined under the NASDAQ Listing Rules. In such capacity, the Corporation is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules, and is permitted under NASDAQ Listing Rule 5615(a)(3) to follow home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ Listing Rules, the requirement to disclose third-party director and nominee compensation set forth in NASDAQ Listing Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in NASDAQ Listing Rule 5250(d), subject to several exceptions, including a requirement that the Corporation have an audit committee that satisfies NASDAQ Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirements under the Securities Exchange Act of 1934, as amended. The Corporation has reviewed NASDAQ’s corporate governance requirements and confirms that the Corporation is in compliance in all material respects with NASDAQ’s corporate governance standards. The manner in which the Corporation’s corporate governance practice differs from NASDAQ’s corporate governance requirements is further described in the Corporation’s NASDAQ Corporate Governance disclosure, which can be viewed on the Corporation’s website at www.sangoma.com

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries.

INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

In Fiscal 2022, the Corporation purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance was $1,627,000 and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $20,000,000. The D&O Policy has deductibles ranging from nil to US$5,000,000, depending on the type of claim being made. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular, to the knowledge of the Directors of the Corporation, no informed person of the Corporation, no proposed Director of the Corporation and no associate or affiliate of any such informed person or proposed Director, during the year ended June 30, 2022 has or has had any material interest, direct or indirect, in any transaction which has or would materially affect the Corporation or any of its subsidiaries.

For purposes hereof, “informed person” means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described elsewhere in this Circular, to the knowledge of the Directors and executive officers of the Corporation, other than the election of Directors, no person who has been a Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, none of the proposed nominees for election as Directors of the Corporation, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited comparative consolidated annual financial statements and Management’s Discussion and Analysis for the year ended June 30, 2022. Shareholders may contact the Chief Financial Officer of the Corporation at (905) 474-1990, or in writing at the registered address of the Corporation, to request copies of these documents.

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APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the applicable regulatory authorities, have been approved by the directors of the Corporation.

DATED as of November 1, 2022.

SANGOMA TECHNOLOGIES CORPORATION

Per:	“William Wignall”
Name: William Wignall
Title: President, Chief Executive Officer and Director

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Schedule A
OMNIBUS PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1	The omnibus equity incentive plan (the “Omnibus Plan”) of Sangoma Technologies Corporation (“Sangoma”), substantially in the form as set forth in Schedule “A” of Sangoma’s management information circular dated November 1, 2022 (the “Circular”) is hereby confirmed, ratified and approved as the omnibus long-term incentive plan of Sangoma and Sangoma has the ability to grant awards under the Omnibus Plan until December 13, 2025, which is the date that is three years from the date of the meeting of the holders (the “Shareholders”) of common shares in the capital of Sangoma at which Shareholder approval of the Omnibus Plan is being sought.

2	The Awards (as defined in the Omnibus Plan) to be issued under the Omnibus Plan, and all unallocated Awards under the Omnibus Plan, be and are hereby approved.

3	The board of directors (the “Board”) of Sangoma is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the Shareholders.

4	Any one director or officer of Sangoma is hereby authorized and directed, acting for, in the name of and on behalf of Sangoma, to execute or cause to be executed, under the seal of Sangoma or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of Sangoma, may be necessary or desirable to carry out the terms of the foregoing resolutions.

1

Schedule B
BY-LAW RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1	The existing By-Law No. 1 is hereby amended (the “Amended By-Law No. 1”) as follows:

(a)	Section 2.02 “Resident Canadians” is hereby deleted in its entirety.

(b)	Section 3.01 is hereby deleted in its entirety and replaced with the following: “Place of Meetings – Meetings of the board may be held at the registered office of the Corporation or at any other place as determined by the Board.”

(c)	Section 3.07 “Resident Canadians” is hereby deleted in its entirety.

2	The Amended and Restated By-Law No. 1, be effective from November 7, 2022, the date of approval by the directors of Sangoma; and

3	Any director or officer of Sangoma be and is hereby authorized to execute and deliver any instrument or document and to take any measure and do anything in the name of or on behalf of Sangoma that in his or her entire discretion is necessary or useful in order to give effect to this resolution.

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Schedule C
AUDITOR REPORTING PACKAGE

(see attached)

2

NOTICE

September 30, 2022

MNP LLP

111 Richmond St. W, Suite 300

Toronto, ON M5H 2G4

- and -

KPMG LLP

Vaughan Metropolitan Centre
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3

Re:	Notice of Change of Auditor — Sangoma Technologies Corporation (the “Corporation”)

This Notice is made pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).

1.	The Audit Committee of the Corporation has requested and has accepted the resignation of its auditor, MNP LLP, effective September 27, 2022 and KPMG LLP has been appointed the Corporation’s auditor in respect of such vacancy to hold office until the next annual meeting of shareholders of the Corporation.

2.	There have been no reservations in the reports of MNP LLP on the financial statements of the Corporation for the two most recently completed fiscal years preceding the date of this Notice.

3.	In the opinion of the Corporation, there have been no reportable events (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this Notice.

Yours very truly,

SANGOMA TECHNOLOGIES CORPORATION

Per:	(signed) David Moore
	Name:	David Moore
	Title:	Chief Financial Officer

October 5, 2022

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:	Sangoma Technologies Corporation (“the Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated September 30, 2022 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice, pertaining to our firm.

Yours truly,

Chartered Professional Accountants
Licensed Public Accountants

KPMG LLP
Vaughan Metropolitan Centre
100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Prince Edward Island

October 7, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of Sangoma Technologies Corporation

We have read the Notice of Sangoma Technologies Corporation dated September 30, 2022 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with Sangoma Technologies Corporation’s statement that “In the opinion of the Corporation, there have been no reportable events (as defined in NI 51-102) that have occurred in connection with the audits conducted for the two most recently completed fiscal years or in the subsequent period preceding the date of this Notice”.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

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